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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q [_] Form 10-D [_] Form N-SAR [_] N-CSR

        For Period Ended: December 31, 2007

[_]	Transition Report on Form 10-K

[_]	Transition Report on Form 20-F

[_]	Transition Report on Form 11-K

[_]	Transition Report on Form 10-Q

[_]	Transition Report on Form N-SAR

        For the Transition Period Ended: ______________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________

PART I — REGISTRANT INFORMATION

Suncrest Global Energy Corp.

Full Name of Registrant

___________________________________________
Former Name if Applicable

124 North First Street

Address of Principal Executive Office (Street and number)

Louisville, KY 40202

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

| | | | | [X] | | | | |	(a)	The reasons described in reasonable detail in Part III of this | form could not be eliminated without unreasonable effort or expense;

	(b)	The subject annual report, semi-annual report, transition report | on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

Due to the execution of definitive agreements resulting in the acquisition of four target businesses and a share exchange resulting in a reverse merger, all of which occurred on December 20, 2007, and the subsequent closing of a private placement on February 12, 2008, the Company was unable to prepare and review its financial statements by February 14, 2008 without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Robert R. Mohr	502	814-1257
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

[X] Yes   [_] No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes   [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the execution of definitive agreements resulting in the acquistion of four target businesses and a share exchange resulting in a reverse merger with a shell company, the results of operations for the quarter ended December 31, 2007, will differ from those of the shell company as reported for the quarter ended December 31, 2006. For more information, see the Company’s Current Report on Form 8-K dated December 20, 2007.

     Suncrest Global Energy Corp.
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 14, 2008	By /s/ Robert R. Mohr
Robert R. Mohr Chief Accounting Officer and Secretary